Exhibit (h)(8)

Baillie Gifford Overseas Limited
Registered office:
Calton Square, 1 Greenside Row, Edinburgh EH1 3AN
Tel. +44(0)131 275 2000 Fax +44(0)131 275 3999

www.bailliegifford.com

Baillie Gifford Funds	3 October 2018

c/o Baillie Gifford Overseas Limited

Calton Square

1 Greenside Row

Edinburgh, Scotland

United Kingdom EH1 3AN

Dear Sirs

Re:                             Expense Limitation Agreement for Certain Series of Baillie Gifford Funds (the “Trust”)

Baillie Gifford Overseas Limited, a company registered in Scotland with registered number SC084807 and registered as an investment adviser with, and regulated by the Securities and Exchange Commission (the “Manager”) acts as the manager to The Multi Asset Fund (the “Fund”), a series of the Trust.

This letter is to inform you that the Manager has agreed to an expense limitation undertaking with respect to the Fund as follows.  This expense limitation undertaking is not intended to precipitate any alteration or reduction in the services provided by the Manager to the Fund.

The Multi Asset Fund.  For the period October 1, 2018 until April 30, 2020 (and any subsequent periods as may be designated by the Manager by written notice to the Trust), the Manager hereby agrees to waive, reduce, reimburse or otherwise bear the fees and expenses with respect to The Multi Asset Fund to the extent that total annual operating expenses attributable to Class K or Institutional Class of such Fund (exclusive of taxes, sub-accounting expenses, acquired fund fees and expenses and extraordinary expenses) exceed 0.65% on an annual basis (based on the average daily net assets of such Fund).

Annualized figures will be used to calculate the Fund’s expenses and the level of waiver/reimbursement where the expense limitation undertaking either begins or expires in the middle of the Fund’s fiscal year.

This Expense Limitation Agreement may be terminated by the Trust at any time upon a vote of the Board of Trustees, including a majority of the Trustees who are not “interested persons” for the purposes of the Investment Company Act of 1940, as amended.  This Expense Limitation Agreement may not be terminated by the Manager.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-1A with the Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

By:	/s/ Dickson Jackson
Name:	Dickson Jackson
Title:	Director, Baillie Gifford Overseas Limited

ACCEPTED AND AGREED TO:

BAILLIE GIFFORD FUNDS, on behalf of
its series, The Multi Asset Fund

By:	/s/ David Salter
Name:	David Salter
Title:	President, Baillie Gifford Funds